Exhibit 21.1

Subsidiaries

International Monetary Systems, Ltd. is a Wisconsin holding company located in New Berlin, Wisconsin, with three wholly-owned operating subsidiaries: Continental Trade Exchange, Ltd (CTE) and National Trade Association, both of which operate a barter (trade) exchange in the United States, and INLM CN Inc., which operates a barter (trade) exchange in Canada.